Exhibit 4.17

Addendum 15 to the

Lease Agreement dated 6/30/99 and 2/21/2001, including addenda

Expansion of offices Mechelen Campus Tower – 8th Floor

Between:

(1)          Intervest Offices & Warehouses NV, Regulated Real Estate Company (Gereglementeerde Vastgoedvennootschap, GVV), with registered office in 2600 Berchem (Antwerp), Uitbreidingstraat 66, registered in the Register of Legal Entities (Antwerp) under number 0458.623.918, represented in this by two Executive Committee members, i.e., (1) Jean-Paul Sols BVBA, CEO, represented here by its permanent representative, Mr. Jean-Paul Sols; (2) Ms. Inge Tas, CFO, further referred to as the “Landlord” and

(2)          Galapagos NV, with registered office in 2800 Mechelen, Generaal de Wittelaan L11 A3, registered in the Register of Legal Entities (Antwerp, Mechelen department) under number 0466.460.429, represented here by Mr. Onno van de Stolpe, CEO and Mr. Bart Filius, CFO,

further referred to as the “Tenant”,

Will first be outlined as follows:

(A)         In the private Lease Agreement of 6/30/1999, followed by the notarial Lease Agreement of 2/21/2001, and Addenda 1 and 2, the Tenant has leased from the then owner, Innotech NV in Mechelen, 1,542 m² of office space, with 40 parking spaces, located in the Intercity Business Park in Mechelen-Noord, Generaal de Wittelaan L11 A3, lot 1, on the first floor, for a fixed period of 15 years, commencing on 6/1/2000, to end on 5/31/2015.

(B)         Innotech NV merged with Perifund CVA on 6/29/2001, at which time the name was also changed to Intervest Offices NV.

(C)         In Agreement “Addendum 3” of 2/13/2004, the Tenant additionally leased 322 m² of office space in the same building plus 7 parking spaces, commencing on 12/1/2003, to end on 5/31/2015.

(D)         In Addendum 4 of 8/1/2005, the Landlord temporarily made available to the Tenant ± 20 m² of floor space located in a larger warehouse on Generaal De Wittelaan 9 in Mechelen.

(E)         In Addendum 5 of 3/23/2006, the provision under Addendum 4 was prematurely terminated and the Tenant additionally leased a warehouse of ± 100 m² in the same building on Generaal De Wittelaan L11 A3 in Mechelen, commencing on 3/1/2006, to end on 5/31/2015.

(F)          In Addendum 6 of 2/6/2007, the Tenant leased an additional warehouse space of ± 213 m² in the same building, commencing on 2/1/2007, to end on 5/31/2015.

(G)         In Addendum 7 of 1/31/2008, the Tenant additionally leased office space and sanitary facilities of ± 513 m², reception space of ± 116 m² and storage space of ± 27 m² in the same building, along with 24 parking spaces, commencing on 1/1/2008, to end on 5/31/2015.

(H)         In Addendum 8 of 7/14/2009, the Tenant additionally leased office space with private kitchen of ± 716 m² in the same building, commencing on 7/1/2009, to end on 5/31/2015.

(I)          In Addendum 9 of 9/30/2011, the aforementioned Lease Agreements of 6/30/99 and 2/21/2001 and all the Addenda were extended by 9 years, starting from 6/1/2015 to 5/31/2024, with an additional 458 m² of office space leased on the ground floor, and the premature termination of the lease for 716 m² of office space plus kitchen.

(J)          In Addendum 10 of 9/30/2011, the Tenant leased the following additional spaces, in the adjacent building located in Mechelen, Generaal De Wittelaan 21: 753 m² of laboratory space on the 2nd floor, plus ± 83 m² of the common entrance and hallways on the ground floor, plus 2 technical storage areas of ± 60 m² and +/- 760 m² of laboratory space on the 1st floor and 10 parking spaces.

(K)         In Addendum 11 of 5/15/2012, the lease of 30 m² storage space was terminated.

(L)         In Addendum 12 of 8/8/2013, the Tenant additionally leased the following in the building located in Mechelen, Generaal De Wittelaan 11A: 398 m² of office space, 156 m² of storage space and 20 outdoor parking spaces, commencing on 9/1/2013.

(M)        In Addendum 13 of 4/28/2016, the Tenant additionally leased the following in the building located in Mechelen, Schaliënhoevedreef 20T: 866 m² of office space on the 10th floor and 433 m² on the 9th floor, as well as 30 indoor and 10 outdoor parking spaces, commencing on 6/1/2016.

(N)         In Addendum 14 of 12/12/2016, the Tenant additionally leased the following in the building located in Mechelen, Schaliënhoevedreef 20T: 433 m² on the 9th floor, as well as 16 indoor and 5 outdoor parking spaces, commencing on 1/1/2017.

(O)         To date, the Tenant is leasing 6,561 m² of office space, 116 m² of reception space, 526 m² of storage space, 46 indoor and 116 outdoor parking spaces.

This having been outlined, it is agreed as follows:

1              Leased property

1.1          In extension of aforementioned leases, the Landlord presents the following spaces for lease to the Tenant, who accepts, in aforementioned building located in Mechelen, Schaliënhoevedreef 20T:

(a)          ± 866 m² on the 8th floor, consisting of a first section of approximately 433 m² on the east side of the building and a second section of approximately 433 m² on the west side of the building, as indicated on attached plan (Appendix 1);

(b)          30 indoor parking spaces, numbered 319 through 335, 367 through 376, and 377 through 379 consisting of a first section of 15 indoor parking spaces, numbered 319 through 332, and 376, and a second section of 15 indoor parking spaces, numbered 333 through 335, 367 through 375, and 377 through 379, as indicated on attached plan (Appendix 2); and

(c)          10 outdoor parking spaces, numbered 706 through 715, consisting of a first section of 5 outdoor parking spaces, numbered 706 through 710, and a second section of 5 outdoor parking spaces, numbered 711 through 715, as indicated on attached plan (Appendix 3), further referred to as the “Leased Property”.

1.2          The leased areas are not guaranteed in terms of surface area of more or less, so representing an advantage or disadvantage for the Tenant.

1.3          The Leased Property will be leased in the condition in which it is found and which is known by the Tenant, provided, however, that the Landlord undertakes to carry out the adjustments described in Article 5. The Tenant declares to have viewed and inspected the Leased Property.

1.4          An initial inventory will be made upon joint expense by expert agency, Thomas Collin, after completion of the work by the Landlord specified in Article 5. The expert agency fees will be borne by the Landlord and the Tenant, each for half.

2              Duration

2.1          This Addendum 15 takes effect as follows:

2.1.1       with regard to half of the floor on the east side, as indicated on attached plan (Appendix 1), and the first part of 50%, as stated under Article 1.1, of the parking spaces: on June 1, 2017 to be terminated on May 31, 2024, like the other aforementioned contracts plus Addenda; and

2.1.2       with regard to the other half of the floor on the west side, as indicated on attached plan (Appendix 1), and the second part of the parking spaces, as specified under Article 1.1: as of the date that is the earliest of (i) a date specified by the Tenant, of which the Tenant will inform the Landlord by means of a registered letter directed to the Landlord, and (ii) February 1, 2018, also to end on May 31, 2024.

2.2          Notwithstanding the foregoing:

2.2.1       the Landlord will grant the Tenant access to the Leased Property as of June 1, 2017, in order to allow the Tenant to prepare the Leased Property for use before the effective date of this Addendum; and

2.2.2       the current Article 2 and Article 5 enter into force as of June 1, 2017.

2.3          The Tenant shall have the right to terminate the lease by 5/31/2020, provided that a notice is sent by registered mail at least six months in advance.

3              Lease price

3.1          The annual lease price amounts in total (pro rata temporis to be calculated in accordance with the effective leasing, so that the amounts below will be halved for the period before the effective date for the second part of the Leased Property specified in Article 2.1.2):

(a)          for the offices: €145/m² per annum, which is €125,570 per annum;

(b)          for the indoor parking spaces: €875/parking space per annum, which is €26,250 per annum;

(c)          for the outdoor parking spaces: €450/parking space per annum, which is €4,500 per annum;

Being in total €156,320 per annum or €39,080 per quarter

3.2          The annual indexation of this lease price will take place on June 1 of each year (and for the first time on June 1, 2018), with the base index of May 2017.

4              Bank guarantee

The Tenant shall, within one month after the signing of this Addendum, increase the amount of the existing bank guarantee by an amount equal to 6 months’ lease fees or €78,160.

5              Adjustments

The Landlord undertakes to carry out the following work at its own expense no later than June 1, 2017:

(a)          painting fixed walls where necessary, repairing small damages and thorough cleaning of floors and installment of new floor covering on the outside

(b)          reinstallation of walls and doors removed (in previous lease), as indicated in red on aforementioned attached plan

6              Commercial Compensation

6.1          For the commercial title, the Landlord allocates to the Tenant the following compensation: a budget valued at €91,000 (including VAT), to be used freely by the Tenant; this budget will be transferred via credit notes on the first lease invoices, for the first half (€45,500) to be charged as of June 1, 2017, and for the second half, as of the lease of the second half of the 8th floor and corresponding parking spaces.

6.2          In the event that the Tenant would effectively make use of his termination option by 5/31/2020, he will have to pay back to the Landlord an amount of €38,792, within the month after the start of the termination notice period.

7              Preferential right to 5th, 6th and 7th floors

The Landlord hereby grants the Tenant a preferential right to the 5th, 6th and 7th floors of aforementioned building located in Mechelen, Schaliënhoevedreef 20T (hereinafter the “Floors”). This means that when the Landlord has a candidate tenant for the Floors or a part of them, the Landlord will give priority to the Tenant to lease the Floors at the same terms and conditions. For this purpose:

(a)          the Landlord will inform the Tenant via registered letter of the terms and conditions against which a candidate tenant is prepared to lease the Floors (or a part of them);

(b)          the Tenant will have an option for thirty (30) days, to be calculated starting from the receipt of the aforementioned registered letter (the “Option Period”), in order to lease the relevant space at the same terms and conditions (hereinafter the “Option”);

(c)          the Tenant will be able to exercise the Option by informing the Landlord within the Option Period of the intention to lease the Floors (or the relevant part of them) at the proposed terms and conditions;

(d)          if the Tenant exercises the Option in accordance with paragraph (c) above, parties will consult in good faith to contractually establish the lease of the additional space;

(e)          if the Tenant has not exercised the Option within the Option Period, the Landlord is permitted to lease the relevant space to the candidate tenant.

8              Exchange of indoor parking spaces and reduction of indoor parking space lease price

Parties agree to exchange indoor parking space no. 399, leased in Addendum 14, to be exchanged with the indoor parking space no. 509, as indicated on attached plan (Appendix 2) and to reduce the lease price of the indoor parking space no. 403 to €450/year, as of the start of the lease.

9              General Provision

9.1          For the rest, all the provisions of the aforementioned Lease Agreements of 06/30/1999 and 2/21/2001 and all Addenda will remain fully in force and will also apply to the current Agreement, insofar as these have not been deviated from in the current Addendum.

9.2          The Landlord will have this Addendum registered, where the registration fees are at the Tenant's expense.

9.3          The registration duties amount to 0.20% and are calculated on the combined amount of the lease price and the joint charges for the entire duration of this Agreement. For tax purposes, the joint charges that are imposed based on this Addendum are estimated at 5% of the additional lease price.

[Signature page follows]

Thus drawn up in triplicate on July 3, 2017, whereby each party acknowledges having received its copy, with one copy intended for the registration.

The Landlord Intervest Offices & Warehouses NV:

/s/ Jean-Paul Sols	/s/ Inge Tas
Jean-Paul Sols BVBA	Ms. Inge Tas
CEO	CFO
represented by Mr. Jean-Paul Sols
permanent representative

The Tenant Galapagos NV:

/s/ Onno van de Stolpe	/s/ Bart Filius
Mr. Onno van de Stolpe	Mr. Bart Filius
CEO	CFO

Appendices:

1.           Plan of leased property

2.           Plan of indoor parking spaces

3.           Plan of outdoor parking spaces

Appendix 1: Plan of the Leased Property

Legend:

-       White part: east side, section 1

-       Red shaded part: west side, section 2

Appendix 2: Plan of indoor parking spaces

Appendix 3: Plan of outdoor parking spaces